Contact

www.linkedin.com/in/davesukoff
(LinkedIn)

Top Skills

Programming

Venture Capital

Capital Markets

Languages

Spanish (Limited Working)

English (Native or Bilingual)

Certifications

DAT203.2x: Principles of Machine
Learning

edX Verified Certificate for
ContractsX 2016

Series 24, 7, 3, 63

Patents

Digital Content Connectivity and
Control via a Plurality of Controllers
that are Treated Discriminatively

Media Management Apparatus

Method and System for Providing
Digital Content

Configuring, Networking, and
Controlling a Plurality of Unique
Network-Capable Devices

Digital Content Connectivity and
Control via a Plurality of Controllers
that are treated as a Single
Controller

Dave Sukoff

Building Franchise League Football | Operator, Investor, MIT |
Former Hedge Fund Founder & Tech CEO
Long Branch, New Jersey, United States

Summary

I am an entrepreneur, investor, and operator with more than three
decades of experience building companies at the intersection of
technology, finance, and strategy.My career began with a national
championship in computer programming, which led me to MIT,
where I studied finance and economics. I went on to develop early
machine learning tools for trading and pricing global financial
markets, and later founded a fixed income relative value hedge
fund that I grew from inception to approximately $500 million in
assets under management.In 2011, I founded Sookbox, an MIT-
born software startup focused on media distribution and control
across a network of devices. I led the conceptual design and
early development of the platform and am an inventor on four
awarded patents. More recently, I founded and successfully exited
Arq Advisors, a FINRA-regulated broker-dealer, where I served
as a strategic advisor to early-stage companies and investment
funds.Most recently, I was a Partner and Chief Strategy Officer at
Scope Labs, where I helped incubate and scale multiple ventures.
That work ultimately led me to transition full-time into an operating
role with one of those companies, where I am now helping lead
the next phase of growth.Across my career, I have been drawn
to problems involving incentives, long-term decision-making, and
complex systems, whether in markets, technology platforms, or
organizations.

Experience

Franchise League Sports LLC

Chief Operating Officer | Chief Financial Officer | Chief Strategy Officer
January 2026 - Present (6 months)
Long Branch, NJ

Franchise League Football is a next-generation fantasy sports platform that
allows users to manage franchises over multiple seasons with contracts, salary
caps, and long-term decision-making.

I partner with CEO Renee Miller, PhD to lead operations, finance, and strategy as the company scales. My focus includes fundraising, corporate development, platform strategy, and building the organizational foundation for long-term growth. I am also the original inventor of the FLF game format, developed over more than 20 years and now live as a fully released product.

Sookbox LLC
Principal and Founder
January 2011 - Present (15 years 6 months)
Massachusetts

Founded MIT software startup to develop framework for control and distribution across a network of devices. Raised seed and angel capital. Led the conceptual design of the technology, and lead inventor for two awarded patents. Recruited and managed team of developers.

Scope Labs
Partner and Chief Strategy Officer
July 2024 - January 2026 (1 year 7 months)
New York City Metropolitan Area

Scope Labs is an MIT-founded technology firm that combines a full spectrum consultancy with incubated IP generation.

Arq Advisors LLC
Principal
January 2015 - July 2024 (9 years 7 months)
Summit, NJ

Established a FINRA/SEC registered broker-dealer. Arq is a boutique brokerage firm offering advisory, investment banking, capital raising, and securities trading services. Developed a team of professionals. Lead all facets of growth, including strategic, trading, operations, risk management, systems development, and asset raising. Created Arq Analytics which built a full suite of financial systems, including operations, P&L, risk and scenario analysis, function toolkit, and alpha seeking models.

Speedwagon Partners LLC
Principal
January 2010 - June 2013 (3 years 6 months)
Massachusetts

Established a systematic real estate development company. Identified opportunities in the residential real estate market, particularly construction of single family houses. Managed all financial aspects of the firm. Obtained investment and financing to purchase property and develop new houses.

Bedford High School
Varsity Lacrosse Coach
June 2008 - June 2012 (4 years 1 month)
Bedford, MA

Took over after an 0-16 season and made the state tournament year three.

Precept Asset Management
Principal
January 2002 - January 2010 (8 years 1 month)
Summit, NJ

Created an investment advisor for a fixed income relative value hedge fund. Responsible for all aspects of the firm, including:
• Porfolio Management. Managed a portfolio with over $20 billion of securities, including global government bonds and derivatives (swaps, futures and options).
• Systems. Designed and developed proprietary analytic and risk management systems. These systems captured mass volumes of real time security data, compiled complex databases, and performed myriad analytic tasks to assess relative value of securities and risk analysis.
• Operations. Oversaw back office operations of firm: clearing and settlement of all securities, fund accounting, NAV reporting and security pricing. Responsible for legal operations of the company. Liaison to securities dealers, managing relationships with over 20 broker-dealers. Negotiated ISDA and other lending agreements. Provided risk analysis and reporting.
• Firm Management. Recruited and managed a team of professionals.
• Asset Raising and Investor Relations. Grew funds from $14mm under management to $450mm, and over 100 investors across all types of alternative investment allocators.

AVM
Portfolio Manager
2000 - 2002 (2 years)

Managed portions of a fixed income, relative value portfolio. Responsible for identifying, formulating, trading, and managing positions, as well as marketing trading strategies to clients of the firm. Developed software to construct global yield curves from market data, and identify pricing anomalies. Responsible for the firm's analytical computer models, including the entire suite of functions used to gather data, price complex securities, analyze risk, and identify opportunities.

APAM, Inc.
Trade Manager
1998 - 1999 (1 year)
Orlando, FL

Managed the firm's Emerging Markets portfolio. Responsible for identifying relative value opportunities. Also traded the firm's mortgage derivative portfolio.

New Bond Trading
Associate
1994 - 1998 (4 years)
Boston, MA

Served as lead technologist for a fixed income hedge fund. Built all analytical systems from scratch, including a suite of fixed income pricing functions, data gathering, and trade identification. Designed risk management reporting system, utilized both internally and for external reporting. Assisted in the identification and management of relative value positions.

———

Education

Massachusetts Institute of Technology
Bachelor of Science (BS), Finance, Economics · (1991 - 1995)